June 15, 2020

VIA EDGAR

Sherry Haywood

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	R.R. Donnelley & Sons Company
Registration Statement on Form S-4
File No. 333-238490

Ladies and Gentlemen:

On behalf of R.R. Donnelley & Sons Company (the “Company”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 4:30 p.m., Eastern Time, on June 16, 2020 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Michael J. Zeidel of Skadden, Arps, Slate, Meagher & Flom LLP, the Company’s counsel, at (212) 735-3259 and that such effectiveness also be confirmed in writing.

Thank you for your assistance in this matter.

Securities and Exchange Commission

June 15, 2020

Very truly yours,

R.R. DONNELLEY & SONS COMPANY

By:	/s/ Terry D. Peterson
	Name:	Terry D. Peterson
	Title:	Executive Vice President and Chief Financial Officer

cc:	Shilpi Gupta, Skadden, Arps, Slate, Meagher & Flom LLP
Michael J. Zeidel, Skadden, Arps, Slate, Meagher & Flom LLP